March 14, 2019

Mr. Tony Burak
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Review of Forms N-CSR of World Funds Trust (the “Trust”) (File Nos. 333-148723 and 811-22172)

Name of Series of the Trust/Fiscal Year Reviewed:
B. Riley Diversified Equity Fund/December 31, 2017
REMS International Real Estate Value-Opportunity Fund/ December 31, 2017
REMS Real Estate Income 50/50 Fund/ December 31, 2017
REMS Real Estate Value-Opportunity Fund/ December 31, 2017
Select Value Real Estate Securities Fund/ December 31, 2017
Mission-Auour Risk-Managed Global Equity Fund/ December 31, 2017
Union Street Partners Value Fund/September 30, 2017

Dear Mr. Burak:

This letter provides the Trust’s responses to the comments of the staff of the Securities and Exchange Commission that you provided on November 20, 2018. The comments addressed Form N-CSR filings for the series of the Trust and the fiscal years noted above. For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment.

Management’s Discussion of Fund Performance

1.
With regards to B. Riley Diversified Equity Fund Class A shares, the $10,000 line graph on page 5 should reflect the 5.75% sales load applicable to this share class. A footnote to the line graph explains that the ending value of a hypothetical investment in the fund is adjusted for the sales load, however, we note that no adjustment has actually been made. This comment also applies to Union Street Partners Value Fund Class A shares.

Response: The Trust will make the adjustment to future reports.

2.
With regards to Mission-Auour Risk-Managed Global Equity Fund, no MDFP or performance information appears in the annual report to shareholders. We note that the fund changed its investment advisor and subadvisor effective Nov. 7, 2017 to Mission Funds Advisors and Auour Investments LLC, respectively. Prior to Nov. 7, Commonwealth Capital Management, LLC and Shikiar Asset Management, Inc. served as investment advisor and subadvisor, respectively. First, please explain to us the fund’s basis for omitting from the annual report the performance information required under Form N-1A, Item 27(b)(7).

Mr. Tony Burak
U.S. Securities and Exchange Commission
March 14, 2019

Second, please explain to us whether any of the omitted performance information has been provided to shareholders through an amended report or supplementally.

Response: Given the timing of the change in the Mission-Auour Risk-Managed Global Equity Fund’s investment advisors and the Fund’s decision, in accordance with Instruction 11 to Item 27(b)(7) of Form N-1A, to report performance beginning when the current advisors began to provide advisory services to the Fund, Trust management determined that including this discussion in the annual report for such a short period of time (i.e., Nov. 7 – Dec. 31, 2017) would not be meaningful and could potentially be confusing. We note that shareholders had relatively recent to this received a new prospectus and a proxy in which they received important information about the Fund’s investment strategies and approach to managing the Fund. In addition, Trust management determined that a discussion of the factors that materially affected the Fund’s performance during the most recently completed fiscal year, ten months of which were managed by a different investment advisor, would not be relevant to shareholders on a prospective basis and, again, could be potentially confusing. In light of these determinations, none of the omitted performance information has been provided to shareholders through an amended report or supplementally.

Schedule of Investments

3.
With regards to Union Street Partners Value Fund, holdings in the ‘Banks’ industry account for 29.37% of the net assets of the Fund as of Sept. 30, 2017. We note that the Jan. 29, 2018 prospectus of the Fund discloses that “the Fund may invest a significant portion of its assets in a limited number of industry sectors, but will not concentrate in any particular industry.” First, please explain to us how the Fund’s weighting in the Banks industry complies with the prospectus guidelines of the Fund with respect to industry concentration. Second, given the Fund’s weighting in the financial services sector (including holdings in the Banks and Insurance industries), consider whether disclosing ‘sector risk’ as a principal risk of investing in the fund would be appropriate.

Response: Trust management has represented that the Union Street Value Fund’s investments in the ‘Banks’ industry exceeded 25% of net assets as of September 30, 2017 due to market activity and the Fund’s asset allocations and selections. The Fund’s investments in the ‘Banks’ industry constituted less than 25% of net assets as of September 30, 2018 (24.15%). This limitation has been reiterated to the Fund’s investment advisor and its compliance and monitoring policies and procedures are being enhanced in order to prohibit any future occurrences. The Fund’s investment advisor has advised the Trust that it does not intend to concentrate the Fund’s assets in any particular industry or sector, although the Fund’s investments may coincidentally be focused in any random sector from time to time. Notwithstanding, the Trust will consider disclosing ‘sector risk’ as a principal risk of investing in the Fund in the next annual update to the Fund’s prospectus.

Mr. Tony Burak
U.S. Securities and Exchange Commission
March 14, 2019

Notes to the Financial Statements

4.
With regards to Union Street Partners Value Fund, Note 2 - Investment Advisory and Distribution Agreements and Other Transactions describes the investment advisory agreement between the Fund and the advisor, and explains that any expense amounts waived or reimbursed by the advisor remain subject to recoupment by the advisor for three fiscal years following the fiscal year in which the expense was incurred. These recoupment terms are also described in the footnotes to the fee table in the Jan. 29, 2018 prospectus of the Fund. Please confirm for us that the Fund performs an analysis under ASC 450 to determine the appropriateness of recording a liability for any amounts subject to potential recoupment in future periods.

Response: The Trust will revise the disclosure in future reports to indicate that recoupment will only be permitted for three years from the date of the waiver or reimbursement. Trust Management confirms that the Fund performs an analysis under ASC 450 to determine the appropriateness of recording a liability for any amounts subject to potential recoupment in future periods.

5.
With regards to the three REMS Funds and Select Value Real Estate Securities Fund, Note 1 – Significant Accounting Policies, explains that each fund is a non-diversified series of the Trust. We note that page 1 of the May 1, 2018 SAI describes each fund as a diversified series of the trust. Please confirm for us the diversification status of the funds. In the future, please ensure that the shareholder reports and registration statement contain consistent disclosures.

Response: Each of the REMS Funds is diversified for purposes of the Investment Company Act of 1940 and the Internal Revenue Code. The Trust will review future shareholder reports and registration statements and monitor them for consistent disclosures.

Expense Example

6.
With regards to Select Value Real Estate Securities Fund, the expense example appearing on page 28 of the annual report reflects fund expenses for the period from Oct. 31, 2017, the inception date of the fund, through Dec. 31, 2017 for both the actual and hypothetical portions of the example. In the future when a new fund or class commences operations during the six-month period covered by the expense example, the hypothetical amounts should be extrapolated to reflect an entire six-month period so that the amounts may be compared to the hypothetical amounts of other funds.

Response: The Trust will make the adjustment to future reports.

Mr. Tony Burak
U.S. Securities and Exchange Commission
March 14, 2019

Fee Table

7.
With regards to REMS Real Estate Value-Opportunity Fund and REMS Real Estate Income 50/50 Fund, the fee tables in the May 1, 2018 prospectus reflect the expense limitation agreement between the fund and the advisor. For Institutional Shares and Platform Shares of each fund, the net expense ratio appears to have been calculated incorrectly. For example, subject to exclusions including interest expense and short sale dividend expense, Institutional Shares of REMS Real Estate Value-Opportunity Fund are limited to 1.25%. Since the fee table shows interest expense and short sale dividend expense of 0.12%, the net expense ratio (after waivers) should be shown as 1.37% for this class. Currently, a net expense ratio of 1.27% is shown.

Response: The Trust has reviewed its presentation of expenses for the Funds that are the subject of this comment. With respect to the REMS Value Opportunity Fund, the Trust inaccurately disclosed the expenses by failing to take into account the dividend expenses on short sales. The Trust believes that information in the fee table for the REMS 50/50 Fund is accurate; however, it notes that the footnote is not accurate – the cap for that Fund was actually set at 0.70%. The Trust will make the adjustment to future prospectus filings to ensure a more accurate review.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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